Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 9 DATED DECEMBER 15, 2023
TO THE PROSPECTUS DATED APRIL 18, 2023

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 18, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of January 1, 2024;
•to disclose the calculation of our November 30, 2023 NAV per share for all share classes;
•to provide an update on the status of our current public offering (the “Offering”); and
•to otherwise update the Prospectus.

Portfolio Update

For the month ended November 30, 2023, BREIT’s Class I NAV per share was $14.33 and Class I total return was (1.6%) (not annualized).1

On October 30, 2023, the Company published its Q3 2023 Update for stockholders which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

January 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2024 (and repurchases as of December 31, 2023) is as follows:

Transaction Price (per share)
Class S	$14.3199
Class I	$14.3280
Class T	$14.0976
Class D	$14.0062
Class C	$14.9172
The January 1 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2023. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

November 30, 2023 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since November 30, 2023 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2023 along with the immediately preceding month.

1 BREIT’s Class D NAV per share was $14.01, Class S NAV per share was $14.32, Class T NAV per share was $14.10 and Class C NAV per share was $14.92. BREIT’s Class D total return was (1.6%), Class S total return was (1.6%), Class T total return was (1.6%), and Class C total return was (1.6%) for November 2023.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of November 30, 2023 ($ and shares in thousands):

Components of NAV	November 30, 2023
Investments in real estate	$109,673,117
Investments in real estate debt	8,188,139
Investments in unconsolidated entities	11,257,632
Cash and cash equivalents	2,673,880
Restricted cash	665,879
Other assets	5,293,303
Mortgage notes, term loans, and revolving credit facilities, net	(60,994,743)
Secured financings on investments in real estate debt	(4,427,687)
Subscriptions received in advance	(12,648)
Other liabilities	(3,925,378)
Accrued performance participation allocation	—
Management fee payable	(64,834)
Accrued stockholder servicing fees(1)	(16,046)
Non-controlling interests in joint ventures	(6,295,486)
Net asset value	$62,015,128
Number of outstanding shares/units	4,333,486
_____________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of November 30, 2023, the Company has accrued under GAAP $1.0 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of November 30, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$21,385,492	$34,665,574	$849,620	$2,189,814	$30,531	$2,894,097	$62,015,128
Number of outstanding shares/units	1,493,416	2,419,422	60,267	156,346	2,047	201,988	4,333,486
NAV Per Share/Unit as of November 30, 2023	$14.3199	$14.3280	$14.0976	$14.0062	$14.9172	$14.3280
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2023 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.1%	5.5%
Industrial	7.5%	5.9%
Net Lease	7.4%	5.6%
Hospitality	10.0%	9.1%
Data Centers	7.3%	6.2%
Self Storage	7.6%	6.6%
Office	6.9%	5.3%
Retail	7.4%	6.4%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+0.9%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.8)%	(1.6)%	(0.7)%	(1.8)%	(1.9)%	(1.7)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.2%	+2.6%	+1.4%	+1.1%	+2.2%	+3.5%	+2.4%
(weighted average)	0.25% increase	(2.7)%	(3.0)%	(2.4)%	(1.3)%	(1.0)%	(2.0)%	(3.2)%	(2.3)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of October 31, 2023 ($ and shares in thousands):

Components of NAV	October 31, 2023
Investments in real estate	$109,867,231
Investments in real estate debt	8,555,685
Investments in unconsolidated entities	11,398,964
Cash and cash equivalents	2,345,095
Restricted cash	699,434
Other assets	6,258,937
Mortgage notes, term loans, and revolving credit facilities, net	(59,882,739)
Secured financings on investments in real estate debt	(4,601,344)
Subscriptions received in advance	(16,263)
Other liabilities	(4,084,284)
Accrued performance participation allocation	—
Management fee payable	(67,098)
Accrued stockholder servicing fees(1)	(17,079)
Non-controlling interests in joint ventures	(6,278,714)
Net asset value	$64,177,825
Number of outstanding shares/units	4,397,902
__________
(1)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of October 31, 2023, the Company has accrued under GAAP $1.0 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of October 31, 2023 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$22,020,207	$36,094,155	$886,956	$2,244,235	$30,844	$2,901,428	$64,177,825
Number of outstanding shares/units	1,508,022	2,470,443	61,695	157,120	2,035	198,587	4,397,902
NAV Per Share/Unit as of October 31, 2023	$14.6021	$14.6104	$14.3764	$14.2836	$15.1533	$14.6104
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 761,839,749 shares of our common stock (consisting of 278,799,167 Class S Shares, 359,546,301 Class I Shares, 15,258,958 Class T Shares, and 108,235,323 Class D Shares) in the primary offering for total proceeds of $11.3 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 127,531,839 shares of our common stock (consisting of 55,058,440 Class S Shares, 57,910,985 Class I Shares, 2,859,520 Class T Shares, and 11,702,894 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $1.9 billion. As of November 30, 2023, our aggregate NAV was $62.0 billion. We intend to continue selling shares in the Offering on a monthly basis.

Appointments of Head of Shareholder Relations and Deputy Chief Financial Officer

On December 11, 2023, the Company appointed Zaneta Koplewicz as the Company’s Head of Shareholder Relations. Ms. Koplewicz’s appointment coincides with the resignation, effective December 11, 2023, of Karen Sprogis as the Head of Investor Relations of the Company. Ms. Sprogis will continue as a Managing Director in Blackstone Real Estate’s Institutional Client Solutions Group.

On December 11, 2023, the Company appointed Paul Kolodziej as the Deputy Chief Financial Officer of the Company. Mr. Kolodziej, previously the Chief Accounting Officer of the Company, will continue to serve as the principal accounting officer. Tony Marone will continue to serve as the Company’s Chief Financial Officer.

Updates to the Prospectus
Management

The following disclosure updates the section of the Prospectus titled “Management—Directors and Executive Officers” and all similar disclosure in the Prospectus:

Name	Age*	Position
Zaneta Koplewicz	40	Head of Shareholder Relations
Paul Kolodziej	44	Deputy Chief Financial Officer

* As of December 15, 2023

Zaneta Koplewicz has been the Head of Shareholder Relations of the Company since December 2023. She is a Managing Director with Blackstone Real Estate. Since joining Blackstone in 2021, Ms. Koplewicz’s primary responsibility has been managing the Company’s interface with clients and other key stakeholders. Before joining Blackstone, Ms. Koplewicz spent 14 years at BlackRock where she was most recently a Managing Director responsible for developing and growing relationships with large, strategic clients in North America. Prior to that, she held several roles within BlackRock Alternative Investors including Global Head of Product Strategy for the Event Driven business, where she led client engagement and business strategy for the platform across institutional and private wealth clients. Ms. Koplewicz was also instrumental in BlackRock’s sustainability efforts, leading a global working group which served as a key catalyst for the establishment of BlackRock Sustainable and Transition Solutions. Ms. Koplewicz received a BA in Politics with a certificate in African American Studies from Princeton University.

Paul Kolodziej has been the Deputy Chief Financial Officer of the Company since December 2023 and was the Company’s Chief Accounting Officer from March 2019 to December 2023. He is also a Managing Director with Blackstone Real Estate and previously served as Controller of the Company from June 2016 to March 2019. Mr. Kolodziej has also served as the Head of Accounting for Blackstone Mortgage Trust Inc. (NYSE: BXMT) since February 2021. Prior to joining Blackstone in June 2016, Mr. Kolodziej was a Senior Manager at PricewaterhouseCoopers LLP, where he provided assurance services to financial service clients focused on REITs, private real estate funds and hedge funds. During his time at PricewaterhouseCoopers LLP, Mr. Kolodziej also completed a two year rotation in PricewaterhouseCoopers LLP’s SEC Services Group within their National Office, focusing on client consultations over a wide range of matters related to security registrations and on-going SEC filing requirements. Mr. Kolodziej received a BS in Accountancy from DePaul University and is a Certified Public Accountant.